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12013016

SEC Mail Processing Section FEB 29 2012 Washington, DC 123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53545

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Brandt Equities L.L.C.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. Jackson Blvd., Ste 1356
(No. and Street)

Chicago	**IL**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Peterson **(312)361-3118**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandt Equities L.L.C., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES MARCH 26, 2013

Notary Public
February 17, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Brandt Equities LLC

Financial Report
December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

McGladrey

Independent Auditor's Report

To the Managing Member
Brandt Equities LLC

We have audited the accompanying statement of financial condition of Brandt Equities LLC (the Company) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brandt Equities LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2012

Brandt Equities LLC

Statement of Financial Condition
December 31, 2011

Assets	
Cash	$ 29,126
Receivable from clearing broker	10,454,619
Securities and derivative financial instruments owned, pledged	8,017,489
Other assets	30,881
Total assets	$ 18,532,115
Liabilities and Members' Equity	
Liabilities	
Securities and derivative financial instruments sold, not yet purchased	$ 5,328,506
Accounts payable and accrued expenses	52,608
Dividends payable	8,345
Total liabilities	5,389,459
Members' equity	13,142,656
Total liabilities and members' equity	$ 18,532,115

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Brandt Equities LLC (the Company) is a registered securities broker-dealer, buying, selling and dealing as principal in U.S. securities and exchange traded equity options and commodity future contracts (derivative financial instruments) for its own account. All of the Company's transactions are cleared by another broker-dealer, Goldman Sachs Execution & Clearing, L.P. (GSEC).

Significant accounting policies are as follows:

Accounting policies: The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and derivative financial instruments: Transactions in securities and derivative financial instruments are recorded on a trade date basis.

Securities and derivative financial instruments are recorded at fair value, with the change in unrealized gains and losses from the preceding period reflected in gains and losses in the statement of income. Brokerage commissions and other trading fees are reflected separately in the statement of income. Dividends earned in the statement of income are net of payments in lieu of dividends from equity securities sold, not yet purchased.

Receivable and payable amounts for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Income taxes: Under the provisions of the Internal Revenue Code, the Company is treated as a partnership and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

The Company follows guidance on how uncertain tax positions should be recognized, measured, and disclosed and presented in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2011, management has determined that there are no material uncertain income tax positions.

The Company is not subject to examination by U.S. federal and state authorities for tax years before 2008.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Recent accounting pronouncement: In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Company's financial statements.

Note 2. Receivable from Clearing Broker

Receivable from clearing broker at December 31, 2011, consists of the following:

Cash	$ 10,449,823
Dividends	4,796
	$ 10,454,619

Amounts due to the clearing broker, if any, and securities sold, not yet purchased are collateralized by securities and financial instruments owned and cash on deposit with the clearing broker.

Note 3. Commitments

The Company leases office space for its Chicago office under a non-cancelable operating lease agreement that expires on January 31, 2014. At December 31, 2011, the aggregate minimum rental commitment under the lease, exclusive of additional payments that may be required for certain increases in operating and maintenance costs are as follows:

2012	$ 39,999
2013	41,199
2014	3,484
	$ 84,682

Note 4. Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Also, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 5. Assets and Liabilities Reported at Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

<u>Level 1</u>. Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 1 consists of financial instruments whose fair values are estimated using quoted market prices.

<u>Level 2</u>. Quoted prices for identical or similar assets or liabilities in markets that are less active, that is, markets in which there are few transactions for the asset or liability that are observable for substantially the full term. Included in Level 2 are those financial instruments for which fair values are estimated using models or other valuation methodologies.

<u>Level 3</u>. Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are not readily observable from objective sources.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument.

A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. During the year ended December 31, 2011, the Company transferred restricted Class A2 CBOE stock from Level 2 to Level 1 as the restrictions expired. There were no other significant transfers between Levels 1, 2, and 3 during the year.

Exchange-traded securities and derivative contracts that trade in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency are classified within Level 1.

Note 5. Assets and Liabilities Reported at Fair Value (Continued)

The following table summarizes the Company's financial assets and liabilities as of December 31, 2011, by level within the fair value hierarchy.

	Total Level 1
Assets	
Securities owned:	
Equity securities	$ 7,698,437
Equity options	309,865
Options on futures	9,187
Total assets	$ 8,017,489
Liabilities	
Securities sold, not yet purchased:	
Equity securities	$ 3,762,552
Equity options	1,558,673
Options on futures	7,281
Total liabilities	$ 5,328,506

At December 31, 2011, there are no Levels 2 or 3 assets or liabilities.

In addition, substantially all of the Company's other assets and liabilities are considered financial instruments and are reflected at fair value, or at carrying amounts that approximate fair value because of the short maturity of instruments.

Note 6. Derivative Instruments

Expanded disclosure is presented, in accordance with Financial Accounting Standards Board (FASB) guidance to provide the user of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance, and cash flows.

The Company's derivative activities are limited to the trading of futures and options on equity securities. These derivative contracts are recorded on the statement of financial condition as assets measured at fair values. The Company has considered the counterparty credit risk related to its derivative instruments and does not deem any counterparty credit risk material at this time. The Company does not utilize and does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

Note 6. Derivative Instruments (Continued)

The following table sets forth the gross fair value of the Company's derivative contracts by certain types as of December 31, 2011:

Risk Type	Investment Type	Statement of Financial Condition Location	Assets at Fair Value	Liabilities at Fair Value	Net	Number of Contracts
Equity Price	Equity Options	Securities and derivative financial instruments, pledged and Securities and derivative financial instruments sold, not yet purchased.	$ 309,865	$ (1,558,673)	$ (1,248,808)	9,739
Commodity Price	Options on Futures	Securities and derivative financial instruments, pledged and Securities and derivative financial instruments sold, not yet purchased.	9,187	(7,281)	1,906	20
					$ (1,246,902)	

Note 7. Off-Balance-Sheet Risks

The Company, in connection with its proprietary trading activities, enters into transactions involving derivative financial instruments, primarily options on equity securities. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

The Company has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2011.

Note 7. Off-Balance-Sheet Risks (Continued)

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentrations of credit risk: All trades of the Company are cleared through GSEC. Pursuant to agreement, GSEC is required to, among other things, perform computations for proprietary accounts of introducing brokers (PAIB) and segregate certain assets on behalf of the Company. However, in the event of GSEC insolvency, or in the event it does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing broker.

Note 8. Members' Equity

The Company's operating agreement provides for three classes of members with varying rights, preferences, privileges and obligations. Class A members have sole voting rights. All actions taken by Class A members require unanimous approval of Class A members. A designated manager has the sole power and authority to carry out management responsibilities and control the day-to-day management of the Company's operations, including distributions and admittance of new members and classes of members. The manager has the authority to distribute to Class B and Class C members the balance of such members' equity accounts. Class B and Class C members must have prior consent from the manager to withdraw their equity from the Company. At December 31, 2011, members' equity balances were Class A - $4,240,431 and Class C - $8,902,225.

Note 9. Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum "net capital" equal to the greater of $100,000 or 6 2/3 percent of "aggregate indebtedness," as these terms are defined and a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital changes from day to day, but at December 31, 2011, the Company had net capital and net capital requirements of approximately $11,456,000 and $100,000, respectively, and its net capital ratio was 0.0 to 1.0. The net capital requirements may effectively restrict the payment of distributions.